Exhibit (h)(8)

FEE WAIVER AND EXPENSE
REIMBURSEMENT AGREEMENT

          AGREEMENT, effective as of March 2, 2009, by and among Legg Mason Partners Institutional Trust (the “Trust”), a Maryland business trust, on behalf of its series, Western Asset Institutional Government Money Market Fund (the “Fund”), and its successors, and Legg Mason Partners Fund Advisor, LLC, a Delaware limited liability company (“LMPFA”).

          1. LMPFA hereby agrees to waive any and all fees it and its affiliated persons are entitled to receive from the Fund for advisory and all other services and/or reimburse ordinary operating expenses in an amount that would limit the total annualized ordinary operating expenses (other than extraordinary expenses) of the Fund or the class as provided in Exhibit A (“Expenses After Waiver/Reimbursement”) of the Fund’s average daily net assets until September 30, 2010. For the purposes of this Agreement, ordinary operating expenses for the Fund generally include costs not specifically borne by LMPFA or any distributor of the Fund, including management fees, fees for necessary professional services, expenses under a transfer agency agreement, expenses under a custodial agreement, organizational expenses, Fund board expenses, expenses of the Fund pursuant to any shareholder service or distribution plan, amortization of organizational expenses and costs associated with regulatory compliance and maintaining legal existence and shareholder relations, but excluding: (a) any expenses or charges related to litigation, derivative actions, demand related to litigation, regulatory or other government investigations and proceedings, “for cause” regulatory inspections and indemnification or advancement of related expenses or costs, to the extent any such expenses are considered extraordinary expenses for the purposes of fee disclosure in Form N-1A as the same may be amended from time to time; (b) transaction costs (such as brokerage commissions and dealer and underwriter spreads), interest, carrying costs and taxes; and (c) other extraordinary expenses as determined for the purposes of fee disclosure in Form N-1A, as the same may be amended from time to time. Without limiting the foregoing, extraordinary expenses are generally those that are unusual or expected to recur only infrequently, and may include such expenses, by way of illustration, as (i) expenses of the reorganization, restructuring, redomiciling or merger of the Fund or class or the acquisition of all or substantially all of the assets of another fund or class; (ii) expenses of holding, and soliciting proxies for, a meeting of shareholders of the Fund or class (except to the extent relating to routine items such as the election of board members or the approval of the independent registered public accounting firm); and (iii) expenses of converting to a new custodian, transfer agent or other service provider, in each case to the extent any such expenses are considered extraordinary expenses for the purposes of fee disclosure in Form N-1A as the same may be amended from time to time.

          2. This Agreement may not be assigned by the Trust and its successors or LMPFA without the consent of the other party. This Agreement shall be binding upon any successor to LMPFA.

          3. This Agreement may not be amended or terminated except by a writing signed by the parties.

          4. If on any day that LMPFA is the investment manager of the Fund the estimated annualized operating expenses of the Fund or a Class for that day are less than the annualized ordinary operating expense limit for the Fund or the Class specified in Exhibit A, LMPFA shall be entitled to reimbursement by the Fund of fees waived and expenses reimbursed by LMPFA on behalf of the Fund pursuant to this Agreement (the “Reimbursement Amount”) during any of the previous twelve (12) months, to the extent that the Fund’s or the applicable Class’s annualized ordinary operating expenses plus the amounts so reimbursed are less than or equal to, for such day, the limit specified in Exhibit A, provided further that such amounts paid to LMPFA will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed.

          5. The Trust is a business trust organized under Maryland law and under a Declaration of Trust, to which reference is hereby made. It is expressly acknowledged and agreed that the obligations of the Trust entered into in the name or on behalf of the Trust by any of its trustees, officers, employees or agents are not made individually, but in such capacities, that the Trust’s obligations under this Agreement bind only the Fund and not any trustee, officer, employee, agent or shareholder individually, and that any liability of the Trust under this Agreement shall be discharged only out of the assets of the Fund.

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          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

LEGG MASON PARTNERS FUND ADVISOR, LLC

By:	/s/ Robert B. Shepler

Name:	Robert B. Shepler
Title:	Sr. Vice President

LEGG MASON PARTNERS INSTITUTIONAL TRUST, on behalf of its series, Western Asset Institutional Government Money Market Fund

By:	/s/ R. Jay Gerken

Name:	R. Jay Gerken
Title:	President

Exhibit A

Annualized Expenses
After
Western Asset Institutional Government Money Market Fund	Waiver/Reimbursement

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